SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                         RULES 13d-1(b), (c) AND (d) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                     13d-2 UNDER THE SECURITIES EXCHANGE ACT
                           OF 1934 (Amendment No. 1)*

                                   GAIAM, INC.
                                (Name of Issuer)

                Class A Common Stock, $0.0001 Par Value Per Share
                         (Title of Class of Securities)

                                    3268Q103
                                 (CUSIP Number)

                                  May 19, 2006
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

-----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         ** The Reporting Persons are switching back to the use of Schedule 13G because the number of outstanding shares of the Company has increased so that the Reporting Persons no longer beneficially own more than 20% of the Class A Common Stock of Gaiam, Inc. and therefore have re-established eligibility to use
Schedule 13G.

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 2 OF 9
------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Prentice Capital Management, LP
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[ ]
                                                                     (b)[X]
------------------------------------------------------------------------------
(3)      SEC USE ONLY
------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
------------------------------------------------------------------------------

NUMBER OF          (5)      SOLE VOTING POWER
                                        0
SHARES             ----------------------------------------------------------
BENEFICIALLY       (6)      SHARED VOTING POWER
                                        3,526,814 (See Item 4)
OWNED BY           -----------------------------------------------------------

EACH               (7)      SOLE DISPOSITIVE POWER
                                        0
REPORTING          -----------------------------------------------------------
PERSON WITH        (8)      SHARED DISPOSITIVE POWER
                                        3,526,814 (See Item 4)
------------------------------------------------------------------------------
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                        3,526,814 (See Item 4)
------------------------------------------------------------------------------
         (10) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES                     [ ]
------------------------------------------------------------------------------
         (11) PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                                        17.2 % (See Item 4)
------------------------------------------------------------------------------
         (12) TYPE OF REPORTING PERSON
                                        PN
------------------------------------------------------------------------------

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 3 OF 9
------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael Zimmerman
------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[ ]
                                                                     (b)[X]
------------------------------------------------------------------------------
(3)      SEC USE ONLY
------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
------------------------------------------------------------------------------

NUMBER OF          (5)      SOLE VOTING POWER
                                        8,705
SHARES             ----------------------------------------------------------
BENEFICIALLY       (6)      SHARED VOTING POWER
                                        3,529,814 (See Item 4)
OWNED BY           -----------------------------------------------------------

EACH               (7)      SOLE DISPOSITIVE POWER
                                        8,705
REPORTING          -----------------------------------------------------------
PERSON WITH        (8)      SHARED DISPOSITIVE POWER
                                        3,529,814 (See Item 4)
------------------------------------------------------------------------------
         (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
                                        3,538,519 (See Item 4)
------------------------------------------------------------------------------
         (10) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (9) EXCLUDES CERTAIN SHARES                     [ ]
------------------------------------------------------------------------------
         (11) PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (9)
                                        17.2 % (See Item 4)
------------------------------------------------------------------------------
         (12) TYPE OF REPORTING PERSON
                                        IN
------------------------------------------------------------------------------

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 4 OF 9

ITEM 1(a).        NAME OF ISSUER:

                  Gaiam, Inc. (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  360 Interlocken Boulevard
                  Broomfield, Colorado 80021

ITEM 2(a).        NAME OF PERSON FILING:

         This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

                  (i) Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management"), with respect to the shares of Class A Common Stock, par value $0.0001 per share (the "Shares"), reported in this Schedule 13G held by certain investment funds and managed accounts.

                  (ii) Michael Zimmerman, who is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds, and (c) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds, with respect to the Shares reported in this Schedule 13G held by certain investment funds and managed accounts.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The address of the principal business office of Prentice Capital Management and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

ITEM 2(c).        CITIZENSHIP:

         Prentice Capital Management is a Delaware limited partnership. Michael Zimmerman is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Class A Common Stock, par value $0.0001 per share

ITEM 2(e).  CUSIP NUMBER:  3268Q103

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 5 OF 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)[ ] Broker or dealer registered under Section 15 of the Act;

                  (b)[ ] Bank as defined in Section 3(a)(6) of the Act;

                  (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                  (d)[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

                  (e)[ ]       Investment Adviser registered under Section
                               203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

                  (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

                  (g)[ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

                  (h)[ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i)[ ]       Church Plan that is excluded from the
                               definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j)[ ]       Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS
BOX. [x]

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 6 OF 9

ITEM 4.   OWNERSHIP.

         Prentice Capital Management serves as investment manager to investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over Shares reported in this Schedule 13D. Mr. Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management,
(b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the managing member of Prentice Capital GP II, LP, which is the general partner of certain other investment funds. As such, he may be deemed to control Prentice Capital Management and the investment funds and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13D.

         Michael Zimmerman personally owns 8,705 Shares and has voting and dispositive authority over 3,000 Shares held by The Michael & Holly Zimmerman Family Foundation Inc.

         The percentages used herein are calculated based on the Shares issued and outstanding as of May 19, 2006 (based upon the 20,560,370 Shares stated to be outstanding by the Company after the offering made pursuant to the Prospectus Supplement filed with the Securities and Exchange Commission on May 19, 2006).

         Prentice Capital Management disclaims beneficial ownership of all of the Shares reported in this Schedule 13G. Michael Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13G not personally owned by him.

         A.  Prentice Capital Management

             (a)  Amount beneficially owned: 3,526,814

             (b)  Percent of class: 17.2%

             (c)  Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 0

                   (ii) shared power to vote or to direct the vote: 3,526,814

                  (iii) sole power to dispose or to direct the disposition: 0

                   (iv) shared power to dispose or to direct the disposition:
                        3,526,814

         B.  Michael Zimmerman

             (a) Amount beneficially owned: 3,538,519

             (b) Percent of class: 17.2%

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 7 OF 9

             (c)  Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 8,705

                   (ii) shared power to vote or to direct the vote: 3,529,814

                  (iii) sole power to dispose or to direct the disposition:
                        8,705

                   (iv) shared power to dispose or to direct the disposition:
                        3,529,814

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Item 4.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 8 OF 9



ITEM 10.        CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

         Each of the Reporting Persons hereby makes the following certification:

         By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

CUSIP No. 3268Q103                                               PAGE 9 OF 9

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



DATED:  June 1, 2006                        PRENTICE CAPITAL MANAGEMENT, LP


                                             -------------------------------
                                             Name: Michael Weiss
                                             Title: Chief Financial Officer


                                             MICHAEL ZIMMERMAN



                                             -------------------------------
                                             Michael Zimmerman

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DATED:  June 1, 2006                        PRENTICE CAPITAL MANAGEMENT, LP


                                            -------------------------------
                                            Name:  Michael Weiss
                                            Title:  Chief Financial Officer

                                            MICHAEL ZIMMERMAN


                                            -------------------------------
                                            Michael Zimmerman